BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)
(SEC I.D. No. 8-42857)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(c)(3)
Under the Securities Exchange Act of 1934 as
a **PUBLIC DOCUMENT**



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
BBVA Securities Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BBVA Securities Inc. (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
March 14, 2022

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	155,263,012
Cash segregated in compliance with Federal regulations		30,000,000
Time deposit with affiliate		2,000,000
Securities purchased under agreements to resell		4,911,003,238
Receivables:		
Customers		24,555,732
Broker-dealers and clearing organizations		78,124,778
Affiliates		26,142,480
Fees		6,455,929
Interest		542,036
Office furniture, equipment and leasehold improvements, net		1,389,852
Right of use asset		2,928,503
Deferred tax asset		4,170,911
Taxes receivable		346,657
Other assets		17,186,938
TOTAL ASSETS	$	5,260,110,065

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Securities sold, not yet purchased, at fair value	$	499,974
Securities sold under agreements to repurchase		4,899,097,500
Payables:		
Affiliates		3,907,410
Broker-dealers and clearing organizations		17,334,429
Customers		21,550,991
Interest		212,741
Lease Liability		2,967,287
Accrued expenses and accounts payable		30,039,821
Taxes payable		1,186,977
Total liabilities	$	4,976,797,131

STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	$	10
Additional paid-in capital		198,862,820
Accumulated income		84,450,105
Total stockholder's equity	$	283,312,935
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	5,260,110,066

See accompanying notes to the financial statements.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

BBVA Securities Inc. (the "Company") is a New York Corporation and a wholly owned subsidiary of BBVA, S.A. ("BBVA"), a global financial services institution headquartered in Spain. The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's activities consist of investment banking, financing transactions and institutional sales of fixed income securities. Investment banking activities include securities originations, loan syndications, and project finance services. Financing transactions include securities purchased under agreement to resell and securities sold under agreement to repurchase. The Company is a member of the Fixed Income Clearing Corporation ("FICC"). For its fixed income sales business, the Company is self-clearing and can act in the role as either principal, riskless principal and/or agent.

On June 1, 2021, The PNC Financial Services Group, Inc ("PNC") finalized its Stock Purchase Agreement with BBVA for the purchase by PNC of 100% of the issued and outstanding shares of BBVA USA Bancshares Inc. ("BBVA USA") for approximately $11.6 billion in cash. Although the legal entity of the Company, was a direct subsidiary of BBVA USA, only the fully disclosed, introducing "Retail" division of the Company was included in the sale. The legal entity of the Company, and corresponding "Institutional" division remained with BBVA, as a direct subsidiary. On the closing date of the transaction, the issued and outstanding shares of the Company were transferred to BBVA from BBVA USA via dividend to become a direct subsidiary of BBVA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements.

Basis of Presentation — This financial statement is in conformity with *U.S. generally accepted accounting principles* ("US GAAP").

Use of Estimates — The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and certain disclosures. These estimates relate mainly to the valuation of certain financial instruments, accrual of income taxes, realization of deferred tax assets, and accrual of compensation. The Company believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

Cash and cash equivalents — Cash consists of cash and cash equivalents held at banks. The carrying amount of cash and cash equivalents approximates fair value. The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

Cash Segregated in Compliance With Federal Regulations — Cash of $30,000,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Sold, not yet Purchased at fair value — Securities sold, not yet purchased are recorded on a trade-date basis and are carried at fair value with changes in the fair value included in trading income. Unrealized gains and losses are calculated daily and recorded as trading income. Realized gains and

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

losses from the purchase of securities are determined on a first in first out basis and recorded as trading income. Interest on securities sold, not yet purchased is recognized according to the terms of the security and is included as interest expense when incurred in the statement of operations.

Securities purchased under agreements to resell and Securities sold under agreements to repurchase — Securities purchased under agreement to resell ("reverse repurchase agreements") and Securities sold under agreements to repurchase ("repurchase agreements") are carried on the statement of financial condition at the amounts of cash paid or received (contract value), which includes accrued interest on the collateral, and are generally collateralized by US government securities. Where appropriate, transactions meeting the netting requirements are reported on a net basis. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the fair value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral.

Contract values of reverse repurchase agreements and repurchase agreements approximate fair value. Accrued interest associated with the reverse repurchase agreements and repurchase agreements is accrued as interest receivable and interest payable. The associated interest is recorded as interest income and interest expense in the statement of operations.

Net unsettled regular- way trades — Receivables and payables arising from unsettled regular-way trades are recorded net on the statement of financial condition.

Receivables from Customers and Payables to Customers — Receivables from customers include amounts receivable for securities not delivered by the Company to the purchasers in Delivery versus Payment ("DVP") trades by the contractual settlement dates ("securities failed to deliver") when the purchasers are classified as customers. Payables to customers include amounts payable for securities not received by the Company from the sellers in Receipt versus Payment ("RVP") trades by the contractual settlement dates ("securities failed to receive") when the sellers are classified as customers.

Receivables from Broker-Dealers and Clearing Organizations and Payables to Broker-Dealers and Clearing Organizations — The receivables from broker-dealer and clearing organizations balance primarily represents deposits held at clearing organizations in addition to securities failed to deliver to broker-dealers. The payables to broker-dealers and clearing organizations balance includes securities failed to receive from broker-dealers.

Receivables from Affiliates and Payables to Affiliates — Receivables from and payables to affiliates includes fees and other amounts owed from and to affiliates. Also included are amounts receivable and payable for securities failed to deliver or securities failed to receive. For securities transactions, affiliates can be considered customer or non-customer pursuant to SEC Rule 15c3-3.

Receivables from Fees — Receivables from fees primarily represents fees earned not yet received for investment banking services.

Office Furniture, Equipment and Leasehold Improvements, net — Office furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation or amortization. Purchased software is capitalized provided certain criteria is met. Depreciation is computed principally using the straight-line method over the estimated useful lives of the related assets, which ranges between 1 and

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

40 years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the terms of the related lease. Office furniture, equipment and software are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Leases — The Company recognizes leases with terms exceeding one year in the Statement of Financial Condition as Right of use (ROU) asset, representing the right to use the underlying asset for the lease term and a Lease liability, representing the obligation to make lease payments. See Note 12 for lease disclosures.

Accrued expenses and accounts payable — Accrued expenses and accounts payable include accruals for employee related compensation, employee benefits and third party services, as well as other payables.

Income Taxes — The Company was included in the consolidated federal income tax return and certain consolidated/unitary/combined state income tax returns of BBVA USA and also in BBVA USA's consolidated financial statements through May 31, 2021. The income taxes for the Company's financial statements are calculated on a Parent-Company-Down approach for that period. Income taxes are allocated by the Parent based on a comprehensive income tax allocation policy. This policy provides that income taxes are allocated based on subsidiaries' proportional share of the tax calculated on the consolidated return. As of June 1, 2021, the Company will file its own federal corporate income tax return and may file certain consolidated/unitary/combined returns with other remaining BBVA affiliates in the U.S. From June 1, 2021 through December 31, 2021, with respect to any consolidated/unitary/combined filings, the Company's state taxes were based on its proportionate share of taxes due in such returns.

The Company accounts for income tax expense (benefit) using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period the change is incurred.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such determination, the Company considers all available positive and negative evidence, including future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would not be able to realize their deferred tax assets, a valuation allowance is established, which would increase the provision of income taxes.

The Company had no liability for uncertain tax positions as of December 31, 2021 and does not expect any significant changes in the next twelve months. With regards to uncertain tax positions, a tax position is recognized as a benefit only if it is "more likely than not" of being sustained on the basis of the technical merits. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

Fair Value Measurements — The Company defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. The Company is required to disclose the fair value of its financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories – Level 1: unadjusted quoted market prices for identical assets or liabilities in active markets; Level 2: directly or indirectly observable market-based inputs that are corroborated by market data, quoted market prices for similar assets and quoted market prices for assets in an inactive market; and Level 3: unobservable inputs that are not corroborated by market data.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

3. TIME DEPOSIT WITH AFFILIATE

At December 31, 2021, the Company had a time deposit with Banco Bilbao Vizcaya Argentaria, S.A. – New York ("BBVA NY Branch") totaling $2,000,000, which matures on a monthly basis, with the option to rollover. This deposit is pledged as collateral for the operating account held at BBVA NY Branch.

4. SECURITIES SOLD, NOT YET PURCHASED , AT FAIR VALUE

Securities sold, not yet purchased, at fair value consisted of $499,974 in US treasury securities. All securities sold, not yet purchased are designated as trading securities.

5. SECURITIES PURCHASED UNDER AGREEMENT TO RESELL AND SECURITIES SOLD UNDER AGREEEMENTS TO REPURCHASE

The Company enters into reverse repurchase agreements and repurchase agreements to finance long US treasury securities inventory, cover short US treasury securities positions in order to prevent settlement exposure, and to act as an intermediary between different counterparties. As previously noted, the Company is a member of FICC, which allows the Company to manage credit exposure arising from such transactions by entering into master netting agreements with counterparties. These agreements provide the Company, in the event of a counterparty default, with the right to net counterparty's rights and obligations. As a result, the Company can liquidate and set off collateral held or pledged to by the Company against the net amount owed by the counterparty. The Company engages a third-party custodian that enables the Company to take control of such collateral in the event of counterparty default. The following table presents information about the offsetting of these instruments.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

	Gross Amounts (1)	Gross amounts of offset in the Statement of Financial Condition (2)	Net amounts presented in the Statement of Financial Condition
Assets			
Securities purchased under agreement to resell	$ 5,508,279,426	$ (597,276,188)	$ 4,911,003,238
Liabilities			
Securities sold under agreement to repurchase	5,496,373,688	(597,276,188)	4,899,097,500

(1) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

Substantially all the collateral held by the Company for reverse repurchase transactions, which represent approximately 104% of the Company's total assets, consist of securities issued by the US Government. The fair value of securities received as collateral, prior to netting, was $5,474,699,135, and the fair value of the portion of the collateral that had been sold or repledged was $5,468,591,625. The Company does not maintain a credit allowance on such financing agreements due to the type of collateral received and over collateralization. Margin exposure with FICC is managed by the daily Clearing Fund Required Deposit and Intraday Funds Settlement process.

Securities sold under agreements to repurchase are accounted for as secured borrowings. The following table presents the Company's related activity, by collateral type and remaining contractual maturity.

	Remaining Maturity of the agreements				
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreement to repurchase:					
U.S. Treasury and other U.S. government agencies	$ 3,541,436,188	$ 1,343,500,000	$ 611,437,500	$ -	$ 5,496,373,688

In the event of a significant decline in fair value of the collateral pledged for the securities sold under agreements to repurchase, the Company would be required to provide additional collateral. The Company minimizes the risk by monitoring the liquidity and credit quality of the collateral, as well as the maturity profile of the transactions.

6. RECEIVABLES FROM CUSTOMERS AND PAYABLES TO CUSTOMERS

Receivables from and payables to customers totaling $24,555,732 and $21,550,991 represent securities failed to deliver and securities failed to receive, respectively.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

7. **RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS**

The receivables from broker-dealers and clearing organizations consists of securities failed to deliver of $2,531,329 and $75,593,449 of cash held on deposit with clearing organizations. Payables to broker-dealers consist of securities failed to receive of $6,704,207 and payables to Clearing Organizations of $10,630,222.

8. **OFFICE FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - NET**

At December 31, 2021, the Company's office furniture, equipment and leasehold improvements - net, is comprised of the following:

		2021	
	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 6,029,820	$ (6,029,820)	$ -
Purchases in process	1,204,831	-	1,204,831
Computers and equipment	370,636	(269,653)	100,983
Furniture and fixtures	237,026	(233,367)	3,659
Software	693,792	(670,216)	23,576
Mechanical equipment	398,889	(342,085)	56,804
	$ 8,934,993	$ (7,545,140)	$ 1,389,852

9. **RELATED PARTY TRANSACTIONS**

In the normal course of business, the Company enters into transactions with BBVA and other affiliated entities, such as a subsidiary banks of the Parent; BBVA NY Branch, BBVA Mexico ("Mexico"), BBVA Peru ("Peru"), and BBVA Colombia ("Colombia"). The receivables from or payables to affiliates balances arise from services performed between the Company and its affiliates. Investment banking transactions with affiliates pertain to referral fees for bond origination and/or loan syndications.

Service Level Agreements

The Company has administrative fee service agreements with BBVA NY Branch, under which certain administrative services are provided to the Company, such as legal, compliance, accounts payable, internal auditing, and human resource services. In addition, the Company has administrative fee service agreements with BBVA NY Branch, under which the Company provides client onboarding services. Similar agreements were previously agreed upon with BBVA USA and The Company but ceased on June 1, 2021 in connection with the sale to PNC as disclosed in footnote 1.

The Company has a networking and referral agreement with BBVA NY Branch, under which referral fees are paid on bond origination and advisory deals referred to the Company. A similar agreement was previously agreed upon with BBVA USA and the Company but ceased on June 1, 2021 in

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

connection with the sale to PNC as disclosed in footnote 1.

The Company previously had a networking agreement with BBVA USA and BBVA Insurance Agency ("BIA") by which the Company would receive a non-exclusive, non-assignable license to use the BBVA USA trademark/trade name, access to BBVA USA customer network and premises/space to conduct broker-dealer business, access to BIA's insurance license to sell variable insurance products and related support infrastructure at its premises. Finally, certain employees of the Company provided sales and support services to BBVA USA and BIA under a dual employee expense allocation agreement. The agreements ceased on June 1, 2021 in connection with the sale to PNC as disclosed in footnote 1.

The Company leases office space from BBVA NY Branch under a cancellable lease.

The Company has service level agreements with BBVA, Mexico, Peru, and Colombia by which the Company acts as agent on behalf of each affiliate in fixed income securities transactions and/or swap derivative transactions.

The Company also has a service level agreements with BBVA by which the Company acts as agent on behalf of BBVA in loan portfolio services and swaps/derivatives activity.

The Company acts as a custodian on behalf of BBVA NY Branch for certain US Agency and Treasury Securities. In December 2015, the Company executed a Non-Conforming Subordination Agreement with BBVA NY Branch pertaining to this activity.

Liquidity/Capital Facilities

The Company previously held an uncommitted demand facility agreement with BBVA USA for a revolving intraday loan facility up to $250,000,000. The facility agreement was terminated on June 1, 2021 in connection with the sale to PNC as disclosed in footnote 1. In addition to the uncommitted demand facility, the Company held an uncommitted demand facility agreement with the Parent for a revolving loan facility up to $350,000,000, of which, $200,000,000 was uncommitted and $150,000,000 was committed pursuant to the agreement. The facility agreement was also terminated on June 1, 2021 in connection with the sale to PNC as disclosed in footnote 1. The Company previously agreed to pay a commitment fee of 0.50% on the average undrawn balance of the committed portion of the facility on each interest payment date.

On May 21, 2021, the Company entered into a committed demand facility agreement with BBVA for a revolving loan facility up to $150,000,000 maturing on May 21, 2022. The facility is intended to help facilitate the ongoing liquidity needs of the Company. The Company has agreed to pay a commitment fee of 0.50% on the average undrawn balance of the committed portion of the facility on each interest payment date. As of December 31, 2021, there is no outstanding balance pursuant to this agreement.

On March 16, 2017, the Company entered into an uncommitted demand facility agreement with BBVA for a revolving loan facility up to $1,000,000,000 maturing on March 16, 2023 to be used for trade settlement purposes. The Company has not drawn against this facility in 2021.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

The Company has a Revolving Note and Cash Subordination Agreement ("the Revolver") with BBVA. The Revolver was executed on March 16, 2017 with a maturity date of March 16, 2023 for a maximum of $450,000,000. Any amounts advanced under the Revolver will be considered net capital for regulatory purposes under *SEC Rule 15c3-1- Net Capital Requirements for Brokers or Dealers* on the date drawn, but will not be considered as equity in the Company's statement of financial condition. During the year, the Company has drawn down on this Revolver and repaid it fully shortly thereafter. As of December 31, 2021, there is no outstanding balance.

Assets and liabilities with related parties consisted of the following:

Assets:		
Cash	$	2,585,741
Time deposit with affiliate		2,000,000
Securities purchased under agreements to resell		4,703,128,238
Receivable from affiliates (fails)		29,716,878
Receivable from affiliates (other)		(3,642,462)
Interest receivable		417,503
Total assets:	$	4,734,205,899
Liabilities:		
Payable to affiliates (fails)	$	12,508,881
Payable to affiliates (other)		16,093,117
Interest payable		36,197
Total liabilities:	$	28,638,194

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

10. INCOME TAXES

The total deferred tax asset at December 31, 2021 is composed of the following:

Deferred tax assets		
State and City net operating loss carryforwards	$	6,290
Deferred compensation		3,889,068
Leases - ROU Liabilities		689,004
Non-deductible Accrued Expenses		861,603
Total deferred tax assets		5,445,965
Valuation allowance		-
Total deferred tax assets		5,445,965
Deferred tax liabilities		
Leases - ROU Assets		(679,998)
Depreciation		(199,648)
Pension		(205,982)
Other		(189,426)
Total deferred tax liabilities		(1,275,054)
Deferred tax assets, net	$	4,170,911

As of December 31, 2021, the Company has approximately $90 thousand of net operating loss (NOL) carry forwards for future utilization for New York state and city income tax purposes which will begin to expire 2026. These carryforwards expire as follows:

2026	$	633
2027		665
2032		55,775
2033		62,662
Total	$	119,735

Management believes that based on the weight of available positive and negative evidence, it is more-likely-than-not that all of the DTAs will be realized.

As discussed in Note 1, the Company was included in BBVA USA's consolidated federal income tax return and state income tax returns through May 31, 2021, while filing separate state income tax returns in its remaining jurisdictions. From June 1, 2021, the Company will file its own federal corporate income tax return and may file certain consolidated/unitary/combined returns with other remaining BBVA affiliates in the U.S. The Company remains subject to examination for federal, state and local jurisdictions for the tax years 2018 through 2021.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and regulation 1.17 under the Commodity Exchange Act, which require the maintenance

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by the rules. At December 31, 2021, the Company had net capital of $226,595,855, which exceeded the minimum requirement of $613,424 by $225,982,431.

Certain of the Company's proprietary accounts are held at the Company's clearing broker's Proprietary Accounts of Brokers and Dealers ("PAB") and are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker. This agreement requires, among other things, that the clearing broker perform a computation of PAB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

12. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has recorded on its Statement of Financial Condition the Right of use asset and the Lease liability. The discount rate (2.36%) used in determining the present value of the lease liability is the incremental borrowing rate incurred by BBVA NY Branch, which the Company leases office space from under a cancelable lease. The Company does not have the option to extend nor terminate the lease. As of December 31, 2021, the Company's Right of Use Asset is $2,928,503 and the Lease liability, consisting of the total undiscounted lease payments, is $2,967,287 less imputed interest of $80,118. At December 31, 2021, the future minimum rental commitments under this cancelable lease are as follows:

2022		1,023,481
2023		1,023,481
2024		1,023,481
Total	$	3,070,443

In the normal course of business, the Company may enter into other legal contracts that contain a variety of representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that these indemnifications will have a material adverse effect on the Company's financial position or results of operations.

Legal and Regulatory Proceedings

In the ordinary course of business, the Company is subject to legal proceedings, including claims, litigation, investigations and administrative proceedings, all of which are considered incidental to the normal conduct of business. The Company believes it has substantial defenses to the claims asserted against it in its currently outstanding legal proceedings and, with respect to such legal proceedings, intends to defend itself vigorously.

The Company is or may become involved from time to time in information-gathering requests, reviews, investigations and proceedings (both formal and informal) by various governmental regulatory

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

agencies, law enforcement authorities and self-regulatory bodies regarding the Company's business. Such matters may result in material adverse consequences, including without limitation adverse judgments, settlements, fines, penalties, orders, injunctions, alterations in the Company's business practices or other actions, and could result in additional expenses and collateral costs, including reputational damage, which could have a material adverse impact on the Company's business, consolidated financial position, results of operations or cash flows.

The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, the Company records a liability in its consolidated financial statements. These legal reserves may be increased or decreased to reflect any relevant developments. Where a loss is not probable or the amount of a probable loss is not reasonably estimable, the Company does not accrue legal reserves. As at December 31, 2021, there were no such matters where a loss was both probable and reasonably estimable.

Additionally, for those matters where a loss is reasonably possible and the amount of loss is reasonably estimable, the Company estimates the amount of losses that it could incur beyond the accrued legal reserves. Under U.S. GAAP, an event is "reasonably possible" if "the chance of the future event or events occurring is more than remote but less than likely" and an event is "remote" if "the chance of the future event or events occurring is slight." At December 31, 2021, there were no such matters where a loss was reasonably possible and reasonably estimable.

Financing Transactions

As stated in Note 6, the Company enters into repurchase transactions which are primarily covered by a master netting agreement and qualify for netting. At December 31, 2021, the Company entered into $5,496,373,688 of repurchase transactions that are secured by collateral from US treasury securities. The value of the Company's US treasury securities pledged against such repurchase transactions is $5,468,591,625, the remaining amount of repurchase transactions are collateralized by collateral received on reverse repurchase agreements.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy obligations.

The Company enters into forward starting reverse repurchase agreements and repurchase agreements. This type of activity has a start date of one or more business days greater than the trade date. Due to this characteristic, the Company considers this activity as a commitment and reports it off-balance sheet until the transactions reach their start date. At that point, the transactions will be reflected on the balance sheet and follow the process as stated in Note 6. As of December 31, 2021, the Company did not have any forward starting repurchase agreements outstanding.

As a member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), the Company participates in the Capped Contingency Liquidity Facility (CCLF). CCLF is a commitment by FICC's solvent firms to enter into a repurchase agreement with FICC in the event a member firm fails, the funding to offset FICC's portfolio would be sourced across FICC's solvent members. As of December 31, 2021, the Company's commitment to the CCLF was $17,287,517 of

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and is subject to fluctuation.

13. RETIREMENT, OTHER POSTRETIREMENT, AND OTHER BENEFIT PLANS

Defined Contribution Plan

The Company participates in the defined contribution plan sponsored by BBVA NY Branch, which is intended to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, and the requirements of ERISA. Under the traditional employee portion of the defined contribution plan, employees may contribute up to 75% of their compensation on a pretax basis subject to statutory limits. The Company makes matching contributions equal to 100% of the first 3% of eligible compensation deferred, plus 50% of the next 2% of eligible compensation deferred.

The Company makes non-elective contributions on behalf of each participant in the plan based on eligible pay and years of service. The Company's contributions range from 2% to 4% of the participants eligible pay.

14. FINANCIAL INSTRUMENT AND RELATED RISKS

Off Balance Sheet Risk

In the normal course of business, the Company's activities may involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include U.S. institutional investors, brokers and dealers and international banks that are members of major regulated exchanges and affiliates. In the case that the Company is involved in executions and settlements of securities transactions, the Company records customer securities transactions on a trade-date basis in conformity with the settlement cycle of the respective countries. Therefore, the Company could be exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations. The Company's agreements with its clearing brokers provides that the Company assumes customer obligations in the event of non-performance.

Credit Risk

For transactions in which the Company has the ability to extend credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary. As of December 31, 2021, the Company was not involved in the aforementioned business activity, with the exception of reverse repurchase agreements and repurchase agreements as noted in Note 6.

The Company cleared its securities transactions from its retail business through a clearing broker on a fully-disclosed basis. The clearing agreement was terminated in connection with the sale to PNC as disclosed in footnote 1.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

15. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies the fair value accounting guidance required under ASC Topic 820, *Fair Value Measurements and Disclosures,* which requires the Company to disclose the estimated fair values of financial instruments, for which it is practical to estimate. Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 — Quoted prices in active market for identical assets or liabilities that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 includes listed equity securities and listed derivatives. As required by ASC 820, the Company, to the extent that it holds such investments, does not adjust the quoted price for these investments.

Level 2 — Pricing inputs are observable, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or by other means.
Fair value is determined through the use of models or other valuation methodologies using observable inputs. The types of investments which would generally be included in this category are publicly traded securities with restrictions on distribution, corporate bonds or municipal securities.

Level 3 — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation by the Company. Level 3 assets and liabilities would include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar pricing techniques based on the Company's own assumptions about what market participants would use to price the asset or liability. The types of investments that would generally be included in this category include debt and equity securities issued by private entities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. The Company's valuation methodologies may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

degree of judgment by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

Securities owned and securities sold, not yet purchased, are recorded at fair value on a recurring basis. At December 31, 2021 securities sold, not yet purchased consisted of US treasury securities. The fair value of US treasuries is based on unadjusted quoted market prices in an active market. The Company had no Securities owned outstanding at December 31, 2021.

Transfers of financial instruments between different levels of fair value hierarchy are recorded as of the end of the reporting period. During the year ended December 31, 2021, there were no transfers of financial instruments between different levels of the fair value hierarchy.

The following table summarizes the assets and liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Fair Value
Liabilities:				
Securities sold, not yet purchased, at fair value				
US Treasuries	$ 499,974	$ -	$ -	$ 499,974
	$ 499,974	$ -	$ -	$ 499,974

Estimated Fair Value of Financial Instruments Carried at Approximate Fair Value

The fair values of the other financial assets and liabilities are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest market rates.

The table below represents the carrying value and estimated fair value of the Company's financial instruments which are not carried at fair value. The table below therefore excludes items measured at fair value on a recurring basis presented in the table above. In addition, the table excludes the values of non financial assets and liabilities.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA, S.A.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021

	Level 1	Level 2	Level 3	Estimated fair value	Carrying value
Assets:					
Cash and cash equivalents	$ 155,263,012	$ -	$ -	$ 155,263,012	$ 155,263,012
Cash segregated in compliance with Federal regulations	$ 30,000,000	-	-	30,000,000	30,000,000
Time deposit with affiliate	$ 2,000,000	-	-	2,000,000	2,000,000
Securities purchased under agreements to resell	-	4,911,003,238	-	4,911,003,238	4,911,003,238
Receivables:					
Customers	-	24,555,732	-	24,555,732	24,555,732
Broker-dealers and clearing organizations	-	78,124,778	-	78,124,778	78,124,778
Affiliates	-	26,142,480	-	26,142,480	26,142,480
Interest	-	542,036	-	542,036	542,036
Fees	-	6,455,929	-	6,455,929	6,455,929
Other Assets	-	17,186,939	-	17,186,939	17,186,939
	$ 187,263,012	$ 5,064,011,131	$ -	$ 5,251,274,144	$ 5,251,274,144
Liabilities:					
Securities sold under agreements to repurchase	$ -	$ 4,899,097,500	$ -	$ 4,899,097,500	$ 4,899,097,500
Payables:					
Customers	-	21,550,991	-	21,550,991	21,550,991
Broker-dealers and clearing organizations	-	17,334,429	-	17,334,429	17,334,429
Affiliates	-	3,907,410	-	3,907,410	3,907,410
Interest	-	212,741	-	212,741	212,741
Accrued expenses and accounts payable	-	30,039,821	-	30,039,821	30,039,821
	$ -	$ 4,972,142,892	$ -	$ 4,972,142,892	$ 4,972,142,892

Fair value can vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, market perceptions as existing assets and liabilities as run off and new transactions are entered into.

16. SUBSEQUENT EVENTS

The Company evaluated subsequent events up to the date the financial statements were issued, which was March 14, 2022. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, these financial statements.

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